May 21, 2021

Christopher R. Bellacicco

Attorney-Adviser

John Kernan

Staff Accountant

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street N.E.

Washington, DC 20549

Re: Tactical Investment Series Trust (the “Trust”)

File Nos. 333-252544 and 811-23631

Dear Messrs. Bellacicco and Kernan:

This letter provides the Trust’s responses to the comments that the staff provided on Tuesday, April 27, 2021 and Thursday, May 20, 2021, on Pre-Effective Amendment No. 1 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A filed on behalf of the Trust on April 22, 2021, and the Trust’s initial response letter dated April 22, 2021 (the “April 22 Letter”). I have summarized the comments in this letter for your convenience and provided the Trust’s response below each comment.

LETTER

1.                  In the response to comment 14 regarding the TFA AlphaGen Growth Fund in the April 22 Letter, the Trust added disclosure of short positions to the Prospectus. Please confirm that expenses, such as dividends paid on securities sold short, are in the “Other Expenses” line item in the fee table or include a separate line item with this information.

Response: The Trust confirms that estimates of expenses, such as dividends paid on securities sold short, are included in Other Expenses.

2.                  In the response to comments 15 and 16 regarding the TFA AlphaGen Growth Fund in the April 22 Letter, the Trust added disclosure of “inverse ETFs” and “enhanced and inverse ETFs”. Please add disclosure explaining what enhanced and inverse ETFs are and the associated risks.

Response:        The Trust has added the following risk disclosure to Item 4 and Item 9.

Item 4 risk disclosure:

Enhanced and Inverse ETF Risk. Enhanced and leveraged ETFs (the “underlying funds”) are index funds that seek to amplify the returns of an index by using active management to modify the weights of holdings, securities lending, leverage, and derivatives to enhance returns. These funds are riskier than non-enhanced or leveraged ETFs because of their leverage and derivative exposure. They also have higher compounding risk and are usually meant for short-term positions.

Item 9 risk disclosure:

Enhanced and Inverse ETF Risk. Enhanced and leveraged ETFs (the “underlying funds”) are index funds that seek to amplify the returns of an index by using active management to modify the weights of holdings, securities lending, leverage, and derivatives to enhance returns. These funds are riskier than non-enhanced or leveraged ETFs because of their leverage and derivative exposure. They also have higher compounding risk. Investing in derivatives may be considered aggressive and may expose the underlying fund to greater risks and may result in larger losses or smaller gains than investing directly in the reference asset(s) underlying those derivatives. The use of derivatives and leverage increases the risk of a total loss of the Fund’s investment. These underlying funds usually have a single day investment objective, and the underlying fund’s performance for any other period is the result of its return for each day compounded over the period. The performance of the underlying fund for periods longer than a single day will very likely differ in amount, and possibly even direction. Compounding affects all investments, but has a more significant impact on an enhanced or leveraged fund. The compounding effect becomes more pronounced as the reference index volatility and holding periods increase.

The Trust has also added the following disclosure to the Item 9 Principal Investment Strategies.

Enhanced and leveraged ETFs are index funds that seek to amplify the returns of an index by using active management to modify the weights of holdings, securities lending, leverage, and derivatives to enhance returns.

PROSPECTUS

General

3.                  Since Sanville and Company was the auditor to the predecessor funds for the fiscal year ending December 31, 2019, please file with the pre-effective amendment an auditor consent to the use of the auditor’s report, and other references to the auditor, in the registration statement.

Response: The Trust has filed the auditor consent as an exhibit to Pre-Effective Amendment No. 2.

Allocation Funds

Performance Table

4.                  The performance information for the one year and since inception periods of the Wilshire Liquid Alternative Index do not agree with the same information reported in Form N-CSR. Please amend the prospectus, as appropriate, to disclose the correct average annual total return for the index.

Response: The Trust has updated this information.

Tactical Growth Allocation Fund

Fee Table

5.                  The final row of the Fee Table states, “Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement”, however there is no disclosure of a fee waiver or expense reimbursement. Please clarify this section.

Response: The Trust has removed “After Fee Waiver and/or Expense Reimbursement” from the final row of the fee table.

Tactical Growth Allocation Fund

Performance Table

6.                  The average annual total return for the Class A shares does not agree with the same information reported in Form N-CSR. Please amend the prospectus, as appropriate, to disclose the correct average annual total return for this class.

Response: The Trust has updated this information.

TFA Multidimensional Tactical Fund

Principal Investment Strategies

10.              The Amendment added disclosure regarding the sub-adviser’s quantitative model using “four moments of return distribution”. Please define what the four moments are and how they are determined.

Response: The term “four moments” is a statistical reference related to the analysis of distribution models. The term refers to a process that evaluates the central tendency, distribution spread, directional skew, and tails of a distribution model. Given the technical complexities of the analysis, the Trust has removed the reference and revised the sentence to say, “[t]he Sub-Adviser will adjust the Fund’s holdings based on the daily output of its quantitative model, which analyzes multiple variables, such as price, risk, and other statistical factors.”

TFA Quantitative Fund

Principal Risks

11.              We note that the TFA Quantitative Fund holds about 42% of its assets in each of two underlying investment companies: Rydex Series Trust – Nasdaq 100 Fund (Investor Class) and Rydex Series Trust – Nova Portfolio Fund (Investor Class). Consider enhancing the principal risk disclosure to address the implications of the concentrated investments in other investment companies.

Response: The Trust has added the following risk disclosure to Items 4 and 9, respectively,

Item 4

Risk of Concentrating in Underlying Funds. At times, the Fund can concentrate in one or more underlying funds, which means it will invest more than 25% of its assets in the underlying fund. To the extent the underlying fund concentrates or focuses in investments related to a particular security, industry, group of industries, or sectors, the Fund will also concentrate or focus in those investments. In such an event, the Fund’s performance will be particularly susceptible to adverse events impacting such security, industry, group of related industries, or sector. As a result, the Fund’s investments may experience more volatility in performance.

Item 9

Risk of Concentrating in Underlying Funds. At times, the Fund can concentrate in one or more underlying funds, which means it will invest more than 25% of its assets in the underlying fund. To the extent the underlying fund concentrates or focuses in investments related to a particular security, industry, group of industries, or sectors, the Fund will also concentrate or focus in those investments. In such an event, the Fund’s performance will be particularly susceptible to adverse events impacting such security, industry, group of related industries, or sector. Risks related to such investments include, but are not limited to, the following: general economic conditions or cyclical market patterns that could negatively affect supply and demand; competition for resources, adverse labor relations; political or world events; obsolescence of technologies; and increased competition or new product introductions that may affect the profitability or viability of the underly company, industry, or sector. As a result, the Fund’s investments may experience more volatility in performance.

Statutory Prospectus

Principal Investment Risks

17.              The Amendment includes disclosure of Small and Medium Capitalization Stock Risk in two sections of the Item 9 principal investment risk disclosure which both refer to the Allocation Funds. Please clarify the disclosure.

Response: The Trust has removed the disclosure regarding Small and Medium Capitalization Stock Risk from the section referring only to the Allocation Funds and updated the disclosure regarding Small and Medium Capitalization Stock Risk in the section referring to the Allocation Funds, Multidimensional Fund and AlphaGen Growth Fund.

Principal Investment Risks

18.              Please explain why there is no disclosure of the sub-advisory fee paid the investment adviser on behalf of the Funds, see Item 19(a)(3) to Form N-1A, or consider adding this disclosure to financial and registration statements. Please note that the staff considers all advisory fees, direct and indirect, to be disclosable items.

Response: Item 19(a)(3) requires the disclosure of advisory fees payable by a Fund, including the total dollar amounts that the Fund paid to the adviser. Neither Item 19(a)(3) nor the instructions require disclosure of sub-advisory fees that are paid by the investment adviser. The investment adviser operates under a manager-of-manager structure and is responsible for paying the sub-adviser fee, in even situations where the adviser waives all or part of the advisory fee. Since the Fund has no legal or contractual obligation to pay the sub-advisory fee, and such fee is negotiated by the adviser and not the Fund, the Trust believes that it has met the disclosure requirements under Item 19(a)(3).

Additionally, the investment advisory fee is disclosed to investors in both the fee table and throughout the financial and registration statements. Since the sub-advisory fee is included in this fee item, breaking out the adviser’s portion and sub-adviser’s portion would not provide investors with any meaningful information related to the investment portfolio or the fees and expenses thereto.

Finally, the Board of Trustees reviews the sub-advisory fee as part of its Section 15(c) obligations and ensures that the fee split between the adviser and sub-adviser are both reasonable and reflect the nature and quality of the services provided by both the adviser and sub-adviser.

If you have any further comments or questions about the responses, please contact me at (513) 629-9482 or bjhowell@strausstroy.com.

Sincerely,

/s/ Bo James Howell

Bo James Howell

Strauss Troy Co., LPA